UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 11, 2020

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☒

Announcement of first quarter 2020 financial results and corporate update

On May 11, 2020, ASLAN Pharmaceuticals issued a press release announcing the financial results for the first quarter ended 31 March 2020 and provided an update on its clinical activities.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Exhibits
Exhibit Number	Exhibit Description

99.1	Press release dated May 11, 2020 regarding announcement of first quarter 2020 financial results and corporate update.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	VP Finance

Date: May 11, 2020